Bruce A. Rich Counsel • Direct Dial: 212-238-8895 E-mail: rich@clm.com	Carter Ledyard & Milburn llp Counselors at Law 2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

February 24, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:	Peggy Kim, Special Counsel Office of Mergers & Acquisitions

Re:	Caprius, Inc. Amendment No. 1 to Schedule 13E-3 filed February 10, 2011 File No. 5-35271 Amendment No. 1 to Schedule 14A filed February 10, 2011 File No. 0-11914

Dear Ms. Kim:

We are writing on behalf of Caprius, Inc. (“Caprius” or the “Company”) in response to the Staff’s comment letter dated February 16, 2011 (the “Comment Letter”) relating to the above-referenced Schedule 13E-3 and Preliminary Proxy Statement (the “Proxy Statement”).  Concurrently with the submission of this response letter to the Comment Letter, on behalf of the Company, we are filing Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 2 to Schedule 13E-3 (the “Amended Schedule 13E-3”) by EDGAR with the SEC.

We appreciate the Staff’s review of, and comments to, the Amended Proxy Statement and the Amended Schedule 13E-3.  For convenience in your review, set forth below are the Staff’s numbered comments in the Comment Letter and the Company’s responses thereto.

United States Securities and Exchange Commission	-2-

Schedule 14A

Summary, page 1

Recommendation of the Caprius Board of Directors, page 2

1.
We note your response to comment six in our letter dated January 14, 2011; however, we reissue our comment.  Please revise the summary to include the fairness determination of each filing person, rather than referring to them as “Vintage and its affiliates.”

The reference on page 1 has been changed to the “Vintage Reporting Persons” and with the addition of a reference to “The Parties to the Merger” where there are descriptions of the Vintage Reporting Persons.  The Vintage Reporting Persons, together with Caprius, are the parties to the Schedule 13E-3.

Position of the Vintage Group Regarding the Fairness of the Merger, page 27

2.
We note your responses to comments 14 and 15 in our letter dated January 14, 2011; however, we reissue our comments.  We note that you state that the Vintage Group believes that the Merger is fair; please revise to include the fairness determination of each filing person.  In addition, we note that the Vintage Group has taken into consideration the determination of the Special Committee and the Caprius board; please revise to state whether each filing person expressly adopts the Special Committee and the Caprius board's conclusion and analysis.

The sub-section headings were changed to “Purpose and Reasons of the Vintage Reporting Persons for the Merger” and “Position of the Vintage Reporting Persons Regarding the Fairness of the Merger,” and the text of these sub-sections were changed to express the positions of the Vintage Reporting Persons (in place of the Vintage Group).  For the reasons expressed during the telephone call that Ronn Davids, counsel to Vintage, and I had with you on February 16, 2011, as none of the Vintage Reporting Persons participated in the deliberations of the Special Committee, Hempstead or the Caprius Board with respect to fairness of the Merger, we deleted the references to the Vintage Reporting Persons’ views as to the analysis or conclusion of such entities.

Treatment of Stock Options and Warrants, page 29

3.
We note that you are seeking the consent of holders of warrants to amend their warrant agreements to provide for a call right in favor of Caprius to purchase all, and not less than all, of the warrants, and that the closing of the merger would be deemed to be an exercise of the call right.  Please provide us with your analysis as to why you do not believe you are currently conducting an issuer exchange offer for the warrants.  It appears that warrant holders are being asked to make an investment decision as to whether to accept a new warrant which will include a call right.

United States Securities and Exchange Commission	-3-

We do not believe that the negotiations by Caprius with the holders of two series of warrants regarding an amendment to their warrant agreements constituted an issuer exchange offer under Rule 13e-4 of the Securities Exchange Act of 1934 (“Exchange Act”) as the amendment was a result of privately negotiated discussions with only to a limited number of persons, and was not a widespread solicitation of Caprius’ public stockholders in general.

The Staff previously granted no-action relief and approved of a plan by First Banchares of Florida, Inc. to make a cash offer to fourteen persons for surrender and cancellation of their employee stock options without complying with the terms of Rule 13e-4 of the Exchange Act.  First Bancshares of Florida, Inc., November 1, 1979 (“Bancshares”).  In Bancshares, the Staff took the view that the cash offer was not a tender offer for purposes of Rule 13e-4 of the Exchange Act partly due to the fact that such offer was made only to a limited number of persons (fourteen).  At the time of submitting its no-action request, Bancshares had recently entered into merger and restructuring agreements under which certain option holding officers and employees of the company would become ineligible to continue their participation under the acquirer’s stock option plans.  Bancshares noted in its no-action request that it designed the proposed exchange offer to permit such officers and employees to dispose of their options for cash prior to the merger to avoid unnecessary complexity in the merger and for other business reasons.

Consistent with its position in Bancshares, the Staff has more recently commented to the ABA Joint Committee on Employee Benefits that exchange offers to a small group of executives would most likely not be a tender offer, but rather would be deemed to involve individually negotiated transactions.  Catching Up With Recent Staff Guidance, The Corporate Counsel, Vol. XXVI, No. 4 July-August 2001.  Furthermore, one of the eight factors proposed by the Commission in determining whether a transaction has the characteristics of transactions that should be regulated as a tender offer is if there is an “active and widespread solicitation of public shareholders.”  See, e.g., Wellman v. Dickinson 475 F. Supp. 783, 824 (S.D.N.Y. 1979), aff’d. 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983).

As the Staff has noted, Caprius has agreed in the Merger Agreement to obtain the consent of the requisite holders of certain of Caprius’ warrants to amend such warrants so that they would terminate upon the consummation of the Merger.  While Caprius has outstanding several different sets of warrants, only two sets of warrants do not provide for termination of the warrants upon a merger by the Company upon which it ceases to be an SEC reporting company under Section 12 of the Exchange Act.  The exercise prices for these two series of warrants are $0.50 and $0.80 per share (with the Merger consideration at $0.065 per share) and they both expire in 2012.  As it seemed unlikely that the holders of these two sets of warrants would exercise their warrants prior to the Merger, and to avoid unnecessary complexity in the Merger and for other business reasons, Vintage required Caprius, as a condition of closing the Merger, to obtain consents from the warrantholders to the termination of their warrants upon the Merger.  There are only four record holders of the first series of warrants and nine record holders of the second series, with two entities being holders of both series and three of the record holders of the second series being beneficially owned by the same person, or a total of only nine beneficial owners of the two series.

United States Securities and Exchange Commission	-4-

After entering into the Merger Agreement, certain Caprius officers contacted the warrantholders and expressed the desire to amend the warrant agreements to provide for their termination upon the closing of the Merger.  The warrantholders are highly sophisticated investors, with most of them being institutional investors.  After negotiations regarding the nature of the provision and the consideration, Caprius and the holders agreed to the terms of the call right.

Considering that Caprius only negotiated with nine beneficial owners of warrants to amend their warrant agreements pursuant to the Merger Agreement, and based on the Staff’s interpretations in Bancshares and in its commentary to the ABA Joint Committee on Employee Benefits, we believe that such negotiations and agreements do not constitute an issuer exchange offer subject to regulation under Rule 13e-4 under the Exchange Act.

You will see the additional disclosures on pages 29 and 42 of the amended Proxy Statement which were made in an attempt to give a reader a better understanding of the warrants and the holders in question.

Interests of Our Directors and Executive Officers..., page 30 Arrangements with our Executive Officers, page 30

4.
We note your response that Mr. Moran will enter into an amended employment agreement upon consummation of the merger.  Please revise to quantify the payments, including any severance and change of control provisions, under both the existing and new employment agreement.

Revisions were made to explain that the “change of control” provision in Mr. Morgan’s current employment agreement carves out a “going private” transaction and also a transaction with Vintage, such that the “going private” Merger with Vintage will not trigger the change of control provision.  We also added a statement that Mr. Morgan will not receive any severance or bonus payments from Caprius or Vintage by reason of the Merger.  Although it is possible that his amended employment agreement may have some form of “change of control” severance provision should Vintage dispose of its interest in Caprius, those terms have not yet been negotiated.

United States Securities and Exchange Commission	-5-

Material United States Federal Income Tax Consequences, page 33

5.
We note your response to comment 16 in our letter dated January 14, 2011.  Please revise to describe the tax consequences to the issuer and each filing person, or state that the transaction is tax-free to each filing person.

In revising the discussion of tax consequences to the filing persons, we separated the Vintage Reporting Persons from Caprius as they have different tax positions.  Unlike Caprius’ other stockholders, the Vintage Reporting Persons do not have any reportable obligations or liabilities upon the closing of the Merger as Vintage will continue to hold its Caprius stock.  The consequence to Vintage is that its tax basis in Caprius’s Common Stock will increase by its costs of the transaction.  Also, the exercise of the Vintage Warrant has no reportable tax consequences to Vintage.  Caprius, as the surviving corporation on the Merger, does not have any tax reporting gain or loss from the Merger, as the tax consequences of the Merger are at the stockholder level, and not the company level.

Summarized Financial Information, page 54

6.	We note that you have recently filed your Form 10-Q for the fiscal quarter ended December 31, 2010. Please revise your disclosure to include updated financial information.

The summary financial information for the first quarter of fiscal 2011 and 2010 were added to the Amended Proxy Statement.  In addition, a reference to the December 31, 2010 Form 10-Q was made to the section “Where You Can Find More Information.”

Should you have any questions about the Amended Proxy Statement or the Amended Schedule 13E-3, or the information in this letter, please contact the undersigned at 212.238.8895.

Sincerely,

/s/ Bruce A. Rich

Bruce A. Rich
Counsel

BAR:df

cc:   Dwight Morgan